787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111
November 12, 2014
VIA EDGAR AND OVERNIGHT DELIVERY
Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	New Remy Holdco Corp. Registration Statement on Form S-4 Filed October 6, 2014 File No. 333-199182
Dear Mr. Dobbie:
On behalf of New Remy Holdco Corp., a Delaware corporation (“New Holdco”), please find below New Holdco’s responses to the comment letter sent to Mr. Raymond R. Quirk, the Chief Executive Officer of New Holdco, dated October 31, 2014, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above-referenced registration statement (the “Registration Statement”).
Where indicated below, revisions have been included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed with the Commission via EDGAR simultaneously with this response. For convenience, New Holdco is providing the Staff with five copies of Amendment No. 1, which have been marked against the Registration Statement.
The numbered paragraphs in bold below set forth the Staff’s comments together with our response.
Notice of Special Meeting of Stockholders

1.
Please explain why the proxy statement/prospectus does not include the information required by Item 402(t) of Regulation S-K or the advisory vote required by Rule 14a-21(c) of the Securities Exchange Act of 1934. Refer to Item 5 of Schedule 14A.

NEW YORK WASHINGTON PARIS LONDON MILAN ROME FRANKFURT BRUSSELS
in alliance with Dickson Minto W.S., London and Edinburgh

Response:
Remy International, Inc. (the “Company”) does not have any “golden parachute” or similar arrangements with any of its named executive officers providing for cash severance payments, stock awards for which vesting would be accelerated, in-the-money options awards for which vesting would be accelerated, payments in cancellation of stock and option awards, pension or nonqualified deferred compensation benefit enhancements, perquisites or other personal benefits or property, health care or welfare benefits, tax reimbursements or other compensation, in each case, based on or otherwise related to the transaction within the meaning of Item 402(t)(2) of Regulation S-K. While the Company’s named executive officers are party to employment agreements that provide certain severance payments and benefits upon termination of employment, we expect all named executive officers to remain employed with New Holdco following the merger and, even if their employment were terminated, the amount they would receive is not enhanced as a result of the transaction. Moreover, the completion of the transaction will not result in a change in control for purposes of the Company’s equity incentive plans and, as a result, there are no equity awards held by our named executive officers for which vesting will accelerate as a result of the transaction. As discussed on page 56 of Amendment No. 1, stock options and other equity-based awards granted by the Company and outstanding prior to the merger will be converted into equivalent stock options and other equity-based awards in New Holdco common stock.
Therefore, we respectfully advise the Staff, that based on the foregoing, no disclosure is required under Item 402(t) of Regulation S-K and no advisory vote is required by Section 14A(b) and Rule 14(a)-21(c). We have added disclosure to the Registration Statement indicating that there is no compensation payable to any named executive officer that is based on or otherwise relates to the transaction. Please see page 55 of Amendment No. 1.
Opinion of Financial Advisor to the Special Committee, page 4

2.	Please provide us with a copy of the board book and any other materials prepared by UBS Securities LLC.
In response to the Staff’s comment, we respectfully advise the Staff that Gibson, Dunn & Crutcher LLP (“GDC”) on behalf of UBS Securities LLC (“UBS”) is separately sending to the Staff’s attention, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended, a copy of the board book prepared by UBS and delivered to the special committee of the board of directors of the Company in connection with the delivery of UBS’s oral opinion at the meeting of the special committee on September 7, 2014. In accordance with the Rules referred to above, GDC has requested that such materials be returned promptly following completion of the Staff’s review thereof and has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

Opinion of Financial Advisor to the Special Committee, page 45

3.
Please revise the discussions of the various financial analyses used by UBS Securities LLC so that the recipients of the proxy statement/prospectus can understand exactly what each analysis indicates. As a general matter, for each included financial analysis and specifically with respect to the financial analyses related to Imaging, please provide sufficient explanation of each step of the analysis and the conclusion such that recipient will understand how the analysis supports a conclusion that the transaction is fair from a financial point of view.

Response:
The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 45-52 of Amendment No. 1.
Miscellaneous, page 51

4.
Please revise to quantify any fees paid to UBS Securities LLC and its affiliates relating to any material relationship that existed during the past two years between the company and its affiliates and UBS Securities LLC and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Response:
The Registration Statement has been amended to reflect the Staff’s comment. Please see the first paragraph of “Miscellaneous” on page 52 of Amendment No. 1.
Treatment of Stock Options and Other Equity-Based Awards, page 54

5.
We note your disclosure in the last sentence that the “treatment of certain grants held by directors of Old Remy who will not continue to serve following the mergers” is discussed in the Interests of Certain Persons in the Transactions section on page 53. We also note that such section does not discuss these grants. Please reconcile and revise the respective sections as applicable.

Response:
The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 54-56 of Amendment No. 1.
Material U.S. Federal Income Tax Consequences of the Transactions, page 56

6.
We note your discussion of U.S. tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. Please revise this section accordingly and the exhibit index to indicate that a tax opinion and consent of counsel will be filed. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.
Response:
The Registration Statement has been amended to reflect the Staff’s comment. Please see page 57 of Amendment No. 1 and the two filed Exhibit 8 opinions.
Description of Capital Stock of New Holdco, page 142

7.
We note that you qualify the description of your capital stock by reference to the provisions of Delaware law. Please either file the applicable provisions as exhibits to the registration statement or remove this qualification.

Response:
The Registration Statement has been amended to reflect the Staff’s comment. Please see page 145 of Amendment No. 1.
Thank you for your consideration. Should you have any questions about the foregoing, please do not hesitate to contact me at (212) 728-8088 or Ann Harrington at (212) 728-8893.
Sincerely yours,
/s/ Robert S. Rachofsky
Robert S. Rachofsky

cc:	Via E-mail
Michael L. Gravelle (Fidelity National Financial, Inc.)
Michael J. Aiello (Weil, Gotshal & Manges LLP)
John J. Pittas (Remy International, Inc.)